UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO
SCHEDULE 13E-3
(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

BREDA TELEPHONE CORP.
(Name of the Issuer)

Breda Telephone Corp.	Clifford Neumayer
Daniel Nieland	Neil Kanne
Dean Schettler	David Grabner
Rick Anthofer	Charles Deisbeck
Daniel McDermott	Jane Morlok
(Name of Persons Filing Statement)

Class A Common Stock
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Wade H. Schut, 700 Walnut Street, Suite 1600, Des Moines, Iowa (515) 283-3146
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the "Act").
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☑

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$14,141,417	$1,641.82

*
For purposes of calculating the fee only, the Transaction Valuation was determined and calculated by multiplying (i) the $587 per share repurchase price that was established by the board of directors of Breda and became effective on March 18, 2010, by (ii) the 24,091 outstanding shares of the Class A Common Stock as of the date of the filing of this Schedule 13 E-3.  The 24,091 shares of the Class A Common Stock are the shares that are reclassified and exchanged for shares of either the Series 1 or Series 2 Class A Common Stock or the Series 1 or Series 2 Class C Common Stock pursuant to the Rule 13e-3 transaction.

**	The amount of the filing fee, calculated in accordance with Rule O-11(b) under the Act, has been determined by multiplying the $14,141,417 Transaction Valuation, by .0001161.

☑ Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,641.82
Form or Registration No.: Schedule 13E-3
Filing Party: Breda Telephone Corp.
Date Filed: January 21, 2011

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transaction; passed upon the merits or fairness of the transaction; or passed upon the adequacy or accuracy of the disclosure in this document.  Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being jointly filed by Breda Telephone Corp, an Iowa corporation, Daniel Nieland, Dean Schettler, Rick Anthofer, Daniel McDermott, Clifford Neumayer, Neil Kanne, David Grabner, Charles Deisbeck and Jane Morlok, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Act"), and Rule 13e-3 thereunder.  This Amendment No. 3 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the results of the Rule 13e-3 transaction subject to this Schedule 13E-3 Transaction Statement.

On March 30, 2011, Breda held a special meeting of the shareholders of Breda at which the holders of the Class A Common Stock of Breda duly approved the Articles of Restatement that were presented for approval by the shareholders of the Class A Common Stock of Breda at the special meeting.  Under the Articles of Restatement, each share of Breda's outstanding Series 1, Series 2 and Series 3 Class A Common Stock were reclassified into one share of the Series 1 or Series 2 Class A Common Stock or the Series 1 or Series 2 Class C Common Stock that were authorized by the Articles of Restatement and upon the terms set out in the Articles of Restatement.  The class and series of stock received by each shareholder of the outstanding Class A Common Stock was based on the different categories of shareholders that are set out in the Articles of Restatement.  Those categories are based upon a combination of the following primary factors:  (i) whether the person is an individual, a business or an entity, (ii) the location of the residence or the place of business of the person, (iii) whether the person receives land line telephone service from Breda, and (iv) the particular series of the Class A Common Stock of Breda that is held by the person.  Breda's outstanding shares of Class B Common Stock remain outstanding and were unaffected by the Rule 13e-3 transaction.

The reclassification reduced the number of holders of Breda's Class A Common Stock to less than 300, enabling Breda to terminate its registration of the Class A Common Stock and suspend its reporting obligations with the Securities and Exchange Commission.  Breda expects to file a Form 15 with the Securities and Exchange Commission to cease reporting as a public company on March 31, 2011.

Pursuant to General Instructions F and G to Schedule 13E-3, the definitive proxy statement of Breda relating to the March 30, 2011 special meeting of the shareholders of Breda that was filed with the Securities and Exchange Commission on March 9, 2011, including all appendices and exhibits thereto, is expressly incorporated by reference herein in its entirety.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2011.	BREDA TELEPHONE CORP.

	By:	/s/ Charles Deisbeck
Charles Deisbeck,
Chief Executive Officer

	By:	/s/ Jane Morlok
Jane Morlok,
Chief Financial Officer

OTHER FILING PERSONS:

/s/ David Grabner
David Grabner, Director

/s/ Daniel Nieland
Daniel Nieland, Director

/s/ Rick Anthofer
Rick Anthofer, Director

/s/ Neil Kanne
Neil Kanne, Director

/s/ Clifford Neumayer
Clifford Neumayer, Director

/s/ Dean Schettler
Dean Schettler, Director

/s/ Dr. Daniel McDermott
Dr. Daniel McDermott

/s/ Charles Deisbeck
Charles Deisbeck, Chief Executive Officer

/s/ Jane Morlok
Jane Morlok, Chief Financial Officer